

4Q23

RESULTS

brf

Summary

São Paulo, February 26th, 2024 - BRF S.A. (B3: BRFS3; NYSE: BRFS) – "BRF" or "Company" releases its results for the 4th quarter and year of 2023. The comments included here refer to results in Reais, in accordance with Brazilian corporate law and practices adopted in Brazil and in accordance with International Financial Reporting Standards (IFRS), which comparisons are based on the same periods of 2022 and/or prior's years, as indicated.

Quarterly Financial Indicators

Net Revenue
R$ **14,426**
Million R$
14,769 million in 4Q22

Gross Profit
R$ **3,193**
Million R$
2,439 million in 4Q22

Gross Margin
22.1 %
16.5% in 4Q22

Net Result Continued Op.
R$ **754**
Million R$
(956) million in 4Q22

Adjusted EBITDA
R$ **1,903**
Million R$
1,079 million in 4Q22

Adjusted EBITDA Margin[1]
13.2 %
7.3% in 4Q22

Free Cash Flow
R$ **613**
Million R$
(67) million in 4Q22

Net Leverage
2.01x
3.55x in 4Q22

Debt Average Term
7.9
years
8.0 years in 4Q22

Market Cap
R$ **22.71**
US$ **4.53**
Billion
Base: 02/23/2024

Stock Prices
BRFS3 R$ **13.50**
BRFS US$ **2.69**
Base: 02/23/2024

Issued Shares
1,682,473,246
3,817,179
ON Shares/Treasury Shares
Base: 12/31/2023

Conference Call
02/27/2024 - Tuesday
10h00 BRT | 8h00 US ET

Access in:
Click here

IR Contacts:
Fábio Mariano
CFO and IRO

+55 11 2322 5377 | acoes@brf.com

See more at www.ri.brf-global.com

Message from Management

Dear Mr./Madam,

In 2023, BRF remained focused on efficiency and excellence in the execution of its business plan, evolving throughout the year and closing 4Q23 with a positive performance. We achieved EBITDA of R$1.9 billion, with a margin of 13.2%, net income of R$823 million, excluding the impact of hyperinflation in Turkey, which totaled R$68 million in the period, and free cash flow generation of R$613 million. The results were driven by a better operating performance and the company's financial discipline which, with the contribution of the follow on, led to a significant reduction in leverage (to 2.01x).

The BRF+ program, together with our predictive model, which allowed us to capitalize on grain supply at the right time as prices fell, resulted in a significant reduction in costs in the second half of the year. Among the positive highlights of the year are also the advance in profitability in Brazil, supported by the continued evolution of commercial execution, the improved performance of the entire portfolio, and the consistent of our brand's performance Sadia, Perdigão, Qualy, and Banvit, which continue to lead its respective markets.

Our efficiency program has continued to bring consistent results and presented captures of R$525 million in 4Q23, amounting R$2.2 billion in 2023. Additionally, we achieved the lowest FIFO discount level in recent years, demonstrating greater integration between production and sales planning. We significantly reduced finished product inventories by 77,000 tons on the international market, as well as ending the year with inventory unsold and inventories located at the port at historic lows.

> Efficiency Plan
>
> Our efficiency program has continued to bring consistent results and presented captures of R$525 million in 4Q23, totaling R$2.2 billion in 2023.
>
> Additionally, we achieved the lowest FIFO discount levels in recent years, demonstrating greater integration between production and sales planning.
>
> Miguel Gularte
> CEO

In Brazil, we reported an EBITDA margin of 15.6% in the fourth quarter, up from 9.1% in 4Q22. In commercial execution, the company recorded an increase in product availability (+4 p.p.) compared to 4Q22 and continued gains in-store space share (+3 p.p.) vs. 4Q22. By 2023, we have increased our customer base by 17,500, reaching more than 280,000 points of sale. Logistics service levels reached record numbers, with a significant improvement in traditional trade (+8.1 p.p. vs. 2022).

In the International market, the recovery in the price of in natura protein was responsible for the return to a double-digit EBITDA margin (11.1%) this quarter. We achieved growth in profitability with a significant recovery in prices in all geographies. We highlight the GCC[1] region, where we gained market share in processed products (2.2 p.p. vs. 2022), in line with our strategy of increasing the volume of value-added items. Market diversification remained consistent with the resumption of exports to the UK in 4Q23. In all, we have obtained 66 new authorizations throughout 2023 for new destinations in Latin America, Asia, Europe, and South Africa.

Our sustainability agenda also recorded important achievements in 2023. We maintained our presence in the portfolio of the ISE and the Carbon Efficient Index (ICO 2), both organized by B3 and made progress in the five dimensions of the ISE, with an emphasis on Business Models and Innovation. We reduced total scope 1 and 2 emissions by 26% compared to the 2019 base year and finalized the complete mapping of our chain's emissions (scope 3). We ended the year with 100% traceability of direct grains from the Amazon and Cerrado and progressed to 77% of indirect suppliers. In 4Q23, we committed to guarantee a deforestation-free supply chain by 2025, extending grain traceability to 100% of the biomes where we operate. Finally, on the people management front, we presented an improvement in our main indicators such as engagement, absenteeism, and turnover, in addition to maintaining continuous investment in the development of our team. We highlight the occupational safety KPI's, where we posted the best results in history, consolidating BRF as a market benchmark.

1 GCC Countries: Oman, United Arab Emirates, Saudi Arabia, Qatar, Bahrain and Kuwait.

We finished 2023 with consistent progress in our indicators. We appreciate the hard work and dedication of our nearly 100,000 employees for their progress and achievements, our chairman Marcos Molina, the Board of Directors and shareholders for their support and trust, and our integrated producers, customers, suppliers, and all the communities where we are present for their partnership and shared lessons.

We head into 2024 motivated by the results achieved and with BRF+ 2.0 already in progress. We have opened a new chapter in our history, marked by the consolidation of Marfrig as the controlling shareholder with a 50.06% stake, moving towards a company that has become increasingly competitive. We will continue our journey of evolution with commitment, agility, simplicity, and efficiency.

Miguel Gularte
CEO

Operational and financial performance

Highlights (Million R$)	4Q23	4Q22	Chg. % y/y	3Q23	Chg. % q/q	2023	2022	Chg. % y/y
Volume (Thousand Tons)	1,255	1,259	(0.3%)	1,243	0.9%	4,854	4,751	2.2%
Net Revenues	**14,426**	**14,769**	**(2.3%)**	**13,806**	**4.5%**	**53,615**	**53,805**	**(0.4%)**
Average Price (R$/kg)	11.50	11.73	(2.0%)	11.10	3.6%	11.05	11.32	(2.5%)
COGS	(11,234)	(12,330)	(8.9%)	(11,324)	(0.8%)	(44,782)	(45,672)	(2.0%)
COGS/Kg	(8.95)	(9.79)	(8.6%)	(9.11)	(1.7%)	(9.23)	(9.61)	(4.0%)
Gross Profit	**3,193**	**2,439**	**30.9%**	**2,482**	**28.6%**	**8,834**	**8,133**	**8.6%**
Gross Margin (%)	22.1%	16.5%	5.6 p.p.	18.0%	4.2 p.p.	16.5%	15.1%	1.4 p.p.
Net (Loss) Income - Continued Operations	**754**	**(956)**	**(178.9%)**	**(262)**	**(387.5%)**	**(1,869)**	**(3,091)**	**(39.5%)**
Net Margin (%)	5.2%	(6.5%)	11.7 p.p.	(1.9%)	7.1 p.p.	(3.5%)	(5.7%)	2.3 p.p.
Net (Loss) Income Total Consolidated	**754**	**(956)**	**(178.9%)**	**(262)**	**(387.5%)**	**(1,869)**	**(3,142)**	**(40.5%)**
Net Margin - Total Consolidated (%)	5.2%	(6.5%)	11.7 p.p.	(1.9%)	7.1 p.p.	(3.5%)	(5.8%)	2.4 p.p.
Adjusted EBITDA	**1,903**	**1,079**	**76.3%**	**1,205**	**58.0%**	**4,721**	**4,111**	**14.8%**
EBITDA Adjusted Margin (%)	13.2%	7.3%	5.9 p.p.	8.7%	4.5 p.p.	8.8%	7.6%	1.2 p.p.
EBITDA	**1,794**	**484**	**270.7%**	**1,243**	**44.3%**	**4,061**	**2,855**	**42.2%**
EBITDA Margin (%)	12.4%	3.3%	9.2 p.p.	9.0%	3.4 p.p.	7.6%	5.3%	2.3 p.p.
Cash Generation (Consumption)	**613**	**(67)**	**(1018.7%)**	**(21)**	**(3080.3%)**	**(1,105)**	**(3,996)**	**(72.4%)**
Net Debt	9,475	14,598	(35.1%)	10,352	(8.5%)	9,475	14,598	(35.1%)
Leverage (Net Debt/Adj.EBITDA LTM)	**2.01x**	**3.55x**	**(43.5%)**	**2.66x**	**(24.5%)**	**2.01x**	**3.55x**	**(43.5%)**

The consolidated result for 4Q23 was impacted by hyperinflation in Turkey and for 2023 by hyperinflation in Turkey, as well as the debt designated as hedge accounting in 2Q23, which deserves to be highlighted as follows:

Highlights (Million R$)	Consolidated Results 4Q23	Turkey Hyperinflation	Consolidated Managerial Results 4Q23	Chg. %	Consolidated Results 2023	Debt Designated as Hedge Accounting	Turkey Hyperinflation	Consolidated Managerial Results 2023	Chg. %
Volume (Thousand Tons)	1,255	-	1,255	-	4,854	-	-	4,854	-
Net Revenues	**14,426**	**12**	**14,439**	**0.1%**	**53,615**	**549**	**33**	**54,197**	**1.1%**
Average Price (R$/kg)	11.50	-	11.51	0.1%	11.05	-	-	11.17	1.1%
COGS	(11,234)	281	(10,953)	(2.5%)	(44,782)	-	221	(44,561)	(0.5%)
COGS/Kg	(8.95)	-	(8.73)	(2.5%)	(9.23)	-	-	(9.18)	(0.5%)
Gross Profit	**3,193**	**293**	**3,485**	**9.2%**	**8,834**	**549**	**254**	**9,636**	**9.1%**
Gross Margin (%)	22.1%	-	24.1%	2.0 p.p.	16.5%	-	-	17.8%	1.3 p.p.
Adjusted EBITDA	**1,903**	**-**	**1,903**	**0.0%**	**4,721**	**-**	**-**	**4,721**	**(0.0%)**
EBITDA Adjusted Margin (%)	13.2%	-	13.2%	(0.0) p.p.	8.8%	-	-	8.7%	(0.1) p.p.
Net (Loss) Income Total Consolidated	**754**	**68**	**823**	**9.0%**	**(1,869)**	**362**	**(211)**	**(1,717)**	**(8.1%)**
Net Margin - Total Consolidated (%)	5.2%	-	5.7%	0.5 p.p.	(3.5%)	-	-	(3.2%)	0.3 p.p.

Next, we will present the results by business segment from a managerial view, that is, eliminating i) the accounting effects of hyperinflation in Turkey in all periods, and ii) the debt designated as hedge accounting in the consolidated results for 2022 and 2023.



BRAZIL SEGMENT

Brazil Segment (Million R$)	4Q23	4Q22	Chg. % y/y	3Q23	Chg. % q/q	2023	2022	Chg. % y/y
Net Operating Revenues	7,390	7,763	(4.8%)	6,556	12.7%	26,859	26,997	(0.5%)
Average price (R$/kg)	12.31	12.65	(2.7%)	11.55	6.6%	12.05	11.87	1.5%
COGS	(5,347)	(6,192)	(13.7%)	(5,102)	4.8%	(20,942)	(23,105)	(9.4%)
COGS/kg	(8.90)	(10.09)	(11.7%)	(8.99)	(0.9%)	(9.39)	(10.16)	(7.5%)
Gross Profit	2,044	1,571	30.1%	1,454	40.6%	5,917	3,893	52.0%
Gross Margin (%)	27.7%	20.2%	7.4 p.p.	22.2%	5.5 p.p.	22.0%	14.4%	7.6 p.p.
Adjusted EBITDA	1,153	766	50.6%	778	48.2%	3,071	1,290	138.1%
Adjusted EBITDA Margin (%)	15.6%	9.9%	5.7 p.p.	11.9%	3.7 p.p.	11.4%	4.8%	6.7 p.p.

In 4Q23, the EBITDA margin increased by 5.7 p.p. y/y and 3.7 p.p. q/q, with the contribution not only of the results of the commemorative portfolio but also of the regular portfolio, which grew in profitability both quarter-on-quarter and year-on-year. The recovery of chicken price on the domestic market also had a positive influence on the Brazilian segment's performance. We would also highlight the fall in the cost of grain consumption, which combined with the continuous evolution of our efficiency program, BRF+, led to the 11.7% drop in COGS/kg in comparison with the same period last year. This quarter, we keep progressing in our efficiency indicators, especially i) chicken feed conversion, which increased by 0.5% y/y and 2.5% y/y, reaching the best level in the Company's history and ii) weighted industrial yield for chicken and pork, which increased by 0.6 p.p. y/y and 5.0 p.p. y/y, the best performance in the last 24 months. Also demonstrating the success of the program, our hatch indicators for chicken, which increased by 5.6 p.p. y/y, and mortality for chickens and pork, which increased by 2.0 p.p. y/y and 0.7 p.p. y/y respectively, ended the year with better results than those presented in the base year of 2019.

In commercial execution, in 2023 we revisited our customer service strategy, which allowed us to increase in-store product availability, improve the level of logistical service (8.1 p.p. y/y increase in service to traditional trade and 13.5 p.p. y/y for modern trade[2]), expand our customer base by 17,500 new customers versus 2022, as well as better influence consumers' purchasing decisions through new planograms, promotional materials, and greater shelf space. These progresses significantly contributed to the increase in profitability seen in the period.

In addition, in 2023 we promoted greater assertiveness and integration between production and sales planning, which, in combination with the reduction in finished product inventory level, allowed us to achieve one of the lowest FIFO discount levels in recent years.

Our commemorative campaign was successful, and especially supported by a greater presence of products in stores, greater shelf space, and adherence to suggested prices, as well as investments in communication (advertising). We achieved excellent productivity at the points of sale through greater coverage of promoters and promotional actions to exchange gifts, which boosted sales to consumers in the weeks before Christmas.

Brazil's macroeconomic scenario continues to recover, as does the performance of our processed products portfolio. The labor market has been recovering month by month, with the unemployment rate reaching 7.8%[3] in December, the lowest since 2014. The inflation rate fell, ending the year at 4.62%[4] and the average Brazilian's income grew by 3.3%[5] in December compared to the same month in 2022. Finally, the consumer confidence index rose 0.7 p.p. to 93.7 points[6].

2 FY2023 versus FY2022

3 Source: Brazilian Institute of Geography and Statistics (IBGE) - December/2023

4 Source: Brazilian Institute of Geography and Statistics (IBGE) - IPCA 12 months

5 Source: Brazilian Institute of Geography and Statistics (IBGE) - average usual income Continuous PNAD - December/2023 x December 2022

6 Source: Consumer Confidence Index (ICC): FGV IBRE

Brand Highlights

We consolidated our leadership in commemoratives, achieving a 60% market share[7] in special poultries through the sale of iconic Christmas products, as well as a robust Christmas kit operation. Our product portfolio is based on the most remembered food brands at Christmas[8], Sadia is Top Of Mind for "Christmas dinner"[9] and Chester Perdigão, in addition to being a Christmas tradition, is the sales leader in special poultry.

This year, at Sadia, we launched the campaign "Um Pedido Para Minha Avó" (A Request for Grandma), intending to rescue the essence of Christmas and highlight the importance of family unity by combining reality and 3D animation, starring our mascot Lek Trek showcasing the brand's complete portfolio, reaching 87 million people. In addition, Sadia updated its AI chatbot, SadI.A. (called Inteligência Amorosa - "Loving Intelligence") to offer personalized recipes for end-of-year celebrations, a tool that attracted more than 200,000 consumers in two months and, during Christmas, more than 40,000 personalized videos were generated to congratulate friends and family, using an innovative format in WhatsApp known as Reels Dump.

At Perdigão, we ran the Chester campaign, celebrating with consumers the taste that only Perdigão has. We highlighted the delivery of the first slice to someone special and the importance of family in building memories in the holiday traditions, with our product, Chester, at the heart of the meal. We reinforced our leadership with a "Celebrar Junto tem sabor de Perdigão" (Celebrating Together Tastes Like Perdigão) advertising, reaching 136 million people. The brand has also developed an artificial intelligence tool, "Perdigão +", which includes a calculator to help users plan consumption occasions involving Chester and recipe tips to make preparations easier.

In addition, we launched 6 new commemorative SKUs for retailers, bringing innovation to different audiences, with the highlight being the launch of Sadia's seasonal items: pork ribs with barbecue sauce, ham with sausage filling, tender pie with leeks and hump steak in chef's sauce, which reinforce the brand's commitment to being a partner at all times, highlighting its position as the most valuable and the most trusted brand in the country in 2023.

In terms of margarine, we launched the new campaign "Com Qualy é outra Qualydade" (With Qualy it's another Qualyty), in which we recall that Qualy is the first and only margarine brand to recycle 100% of its packaging sold. The Qualy brand has committed itself to recycling 100% of the polypropylene material used in its packaging (for every Qualy pack sold, another is recycled), a process that is reviewed by an independent auditing company that has already recycled 12,000 tons of plastic from the environment. To celebrate this milestone, in addition to the special edition packaging, a TV and digital campaign was broadcast, starring singer Carlinhos Brown, reinforcing our commitment to sustainability and promoting our recycling efforts in the media.

Finally, we announced Perdigão's sponsorship of the Brazilian Northeast Soccer Cup for 2024, a region of high relevance and brand preference that has consumers who are passionate about soccer and gastronomy; and of the US National Football League (NFL) in Brazil, the sport that is growing the most in terms of fans in Brazil and has a strong connection with the Perdigão NaBrasa portfolio. This sponsorship will make it possible to present the extensive barbecue portfolio to consumers through broadcasts of the games, along with an event in São Paulo for sports enthusiasts to watch the Super Bowl together.

7 Source: Nielsen Retail 2023
8 Source: The Brazilian Christmas, EcGlobal, 2021
9 Source: Folha's Top Of Mind, 2023



INTERNATIONAL SEGMENT

International Segment (Million R$)	4Q23	4Q22	Chg. % y/y	3Q23	Chg. % q/q	2023	2022	Chg. % y/y
Net Operating Revenues	6,209	6,239	(0.5%)	6,023	3.1%	24,433	24,391	0.2%
Average price (R$/kg)	11.33	12.07	(6.1%)	10.76	5.3%	11.26	12.46	(9.6%)
COGS	(5,000)	(5,540)	(9.8%)	(5,336)	(6.3%)	(21,509)	(20,277)	6.1%
COGS/kg	(9.12)	(10.72)	(14.9%)	(9.53)	(4.3%)	(9.91)	(10.36)	(4.3%)
Gross Profit	1,209	699	73.1%	687	75.9%	2,925	4,114	(28.9%)
Gross Margin (%)	19.5%	11.2%	8.3 p.p.	11.4%	8.1 p.p.	12.0%	16.9%	(4.9) p.p.
Adjusted EBITDA	687	164	317.8%	251	173.4%	1,073	2,348	(54.3%)
Adjusted EBITDA Margin (%)	11.1%	2.6%	8.4 p.p.	4.2%	6.9 p.p.	4.4%	9.6%	(5.2) p.p.

In the fourth quarter of 2023, we achieved an adjusted EBITDA margin of 11.1%, the best performance in the year, and a return to healthy levels of profitability (double digits), mainly due to the recovery of chicken protein prices in several markets where we operate, in addition to the continuous reduction in sales costs as a reflection of the new grain consumption prices and actions of the efficiency program, BRF+. In the year-on-year comparison, we can see a drop in the EBITDA margin explained by the global chicken oversupply that has impacted the sector since the last quarter of 2022.

In the Gulf countries, the recovery in the price of grillers was consistent and relevant throughout the year, with the best price level in 4Q23, explained, among other factors, by i) the seasonal effects of the back-to-school season and the start of inventory building for Ramadan, ii) the conflicts in the region, and iii) the reduction in Russian exports to these countries as a way of combating local inflation.

In Turkey, following the strategy of increasing the share of value-added products in our sales, we inaugurated a new processed products line at the Bandirma plant at the beginning of 2023, which reached its highest production volume in December. We consolidated our leadership in the country, gaining 2 p.p. y/y in market share in processed products, which allowed us to end the year with a 22.3% market share[10] and 21.2% also considering the in natura category.

In the Asian market, prices gradually recovered. The Chinese New Year, which took place at the beginning of February, boosted sales volumes in the country in 4Q23. Japan, on the other hand, which reduced import volumes during the third quarter, rebuilt its local inventories at the end of the year, also increasing our sales volume to this country.

In Direct Exports, we saw prices recover in practically all destinations. In this segment, we were able to make the greatest progress in terms of sales volume over the year. In this last quarter, we would highlight the increase in the share of chicken exports to various markets (+3.9 p.p. in exports to South Korea and + 1.3 p.p. to the GCC countries), as well as the evolution of the share of pork exports to Singapore (+1.7 p.p.) and Southeast Asia (+1.4 p.p.[11]).

In the international segment throughout 2023, we report a significant increase in sales volumes (+10.8% versus 2022) as a result of the strategy of reducing idleness, factory occupancy, and a greater number of sales destinations (authorizations). We obtained 66 new authorizations during the year, which gave us the flexibility to capture the best market opportunities in a challenging year for the protein sector. Important examples include the return of exports to China from our Marau unit in March and our Lucas do Rio Verde unit in May, as well as the new export authorizations for our Toledo unit in October and our Marau unit in December for the United Kingdom, re-establishing our presence in the European market. In January we authorized three more units, Chapecó, Francisco Beltrão, and Capinzal, for exports to this bloc of countries.

Brand Highlights

We continue to be market share leaders in the chicken categories in the GCC countries and we have maintained our communication strategy aimed at selling processed products, with high-visibility activation materials at points of sale in all the countries in the region. We achieved a 37.6%[12] market share in the fourth quarter in this geographical area, with an increase of 0.8 p.p. q/q in the market share of processed products.

10 Source: Nielsen – FY2023 x FY2022

11 Source: SECEX and internal BRF data - Variation 4Q23 x 3Q23

12 Source: Nielsen

In Turkey, during the fourth quarter of 2023, we continued our primary communication strategy with the Banvit'se Tamam campaign, which was broadcasted on both national television and digital channels. Last two weeks of December, Banvit'se Tamam Campaign New Year's Eve version started, and underlined togetherness with loved ones on New Year's Eve tables via Youtube, Instagram, Facebook, OTT Platforms, recipe websites etc. We targeted 3 segments which are large families, nuclear families, and small friend groups with our different products. We also collaborated with a well-known chef influencer to inspire New Year's Eve dinner table ideas for each segment with her recipe videos.

BRF ended 2023 as the market leader in all subcategories in Turkey. In the in-natura chicken category, the Banvit brand ended the year with a 20.7% share in value, 5.9 percentage points ahead of its main competitor. In the Ready Meals and Cold Chicken category, the Banvit brand achieved a 22.8% share, a gain of 2.0 p.p. compared to 2022[13].

13 Source: Nielsen



OTHER SEGMENTS

Other Segments

Other Segments (Million R$)	4Q23	4Q22	Chg. % y/y	3Q23	Chg. % q/q	2023	2022	Chg. % y/y
Net Operating Revenues	839	681	23.2%	827	1.4%	2,905	2,704	7.4%
Average price (R$/kg)	7.91	5.31	48.9%	7.12	11.1%	6.38	5.20	22.5%
COGS	(606)	(492)	23.2%	(622)	(2.5%)	(2,140)	(1,988)	7.6%
COGS/kg	(5.72)	(3.84)	48.9%	(5.35)	6.8%	(4.70)	(3.83)	22.8%
Gross Profit	232	189	23.1%	205	13.3%	765	716	6.8%
Gross Margin (%)	27.7%	27.7%	(0.0) p.p.	24.8%	2.9 p.p.	26.3%	26.5%	(0.2) p.p.
Adjusted EBITDA	98	135	(27.3%)	123	(20.0%)	440	513	(14.2%)
Adjusted EBITDA Margin (%)	11.7%	19.8%	(8.1) p.p.	14.8%	(3.1) p.p.	15.1%	19.0%	(3.8) p.p.

We continue to see a reduction in sales volume in Ingredients due to the evolution of the BRF+ program's performance indicator, reducing the range of products available for this business segment, in favor of sales of the *core* portfolio, thus maximizing the company's total sales revenue. In the quarter, we increased the share of hydrolysates in total sales, a product with higher added value, and the number of export destinations. In 4Q23, we highlight the first shipment of this type of product to Norway, a country on the European continent, which boosts our geographic mix.

In Pet Food, we observed an increase of 1.8% q/q in the average price as a result of the mix of products sold focused on the super-premium segment. The authorizations gained throughout the year boosted the International Market's share of Pet sales. In the quarter, the first sales were made to Ecuador and the United Arab Emirates. A major highlight for the quarter and 2024 is the inclusion of pet food indicators into the BRF+ program, which will boost efficiency gains and synergies between business segments.

Also, in 4Q23, the Company executed specific arbitration operations involving grain trading between regions as a result of the more active efforts in identifying market opportunities that allow it to reduce origination costs. Such operations also contributed to the improvement of the operating results of the Other Segments.

Brand Highlights

Pet: The Super Premium Natural segment, with the Biofresh and Guabi Natural brands, expanded its share of pet sales in 2023 compared to the previous year, growing above market rates. The Cat food category showed double-digit growth in volume, helping to increase its share of the business. To stimulate growth, GranPlus, the Special Premium brand, debuted with an advertising campaign on broadcast television, while Biofresh launched an unprecedented campaign in partnership with a new advertising agency. This campaign reinforced its quality attributes as a Super Premium Natural brand, made with fresh ingredients.

Corporate

Corporate (Million R$)	4Q23	4Q22	Chg. % y/y	3Q23	Chg. % q/q	2023	2022	Chg. % y/y
Gross Profit	(0)	0	n.m	30	n.m	30	0	n.m
Adjusted EBITDA	(34)	14	-337.9%	53	(165.4%)	137	(39)	-451.1%

This quarter, the Corporate segment's result is explained, among other things, by the write-off of property, plant and equipment. Further details on the result for the year are available in note 24 to the financial statements.



CONSOLIDATED PERFORMANCE

1 - Net Operating Revenue

NOR (Million R$)	4Q23	4Q22	Chg. % y/y	3Q23	Chg. % q/q	2023	2022	Chg. % y/y
Volume (Thousand Tons)	1,255	1,259	(0.3%)	1,243	0.9%	4,854	4,751	2.2%
Net Operational Revenues	**14,426**	**14,769**	**(2.3%)**	**13,806**	**4.5%**	**53,615**	**53,805**	**(0.4%)**
Average Price (NOR)	11.50	11.73	(2.0%)	11.10	3.6%	11.05	11.32	(2.5%)
Net Operational Revenues (Managerial)	**14,439**	**14,683**	**(1.7%)**	**13,406**	**7.7%**	**54,197**	**54,093**	**0.2%**
Average Price (NOR) (Managerial)	11.51	11.66	(1.3%)	10.78	6.7%	11.17	11.38	(1.9%)

* Managerial view - eliminating the accounting effects of hyperinflation in Turkey in all periods, debt designated as hedge accounting in 2Q23 and 2Q22.


5.8%
4Q23
43.0%
51.2%
4.6%
4Q22
42.8%
52.6%
6.0%
3Q23
46.5%
47.5%
Brazil
International
Other Segments

In this quarter, we observed a 7.7% increase in net revenue compared to the previous quarter, mainly due to i) the 6.7% q/q increase in the average sales price, ii) the increase in volume, iii) the seasonal effect of the commemorative campaign, and iv) the impact of the devaluation of the Real against the dollar[14], increasing revenue in Reais from the international market.

From an accounting perspective, our net revenue reached R$14,426 million in 4Q23 versus R$13,806 million in 3Q23, an increase of 4.5% q/q.

Operating Income Protection Strategy - hedge accounting

The effects of financial instruments for exchange rate hedging totaled + R$57.5 million in 4Q23 and + R$303 million in 2023 and are due to positions settled in the quarter, whose formation occurred over the 12 months prior to settlement.

Build-up of Derivatives Instruments Settled in 4Q23	1Q23	2Q23	3Q23	4Q23
Cummulative Notional Exposure (US$ Million)	78	113	481	594
Average Strike Price (BRL/USD)*	5.55	5.40	5.00	5.01

* Weighted average rate

Similarly, the outstanding position, according to Note 23.2.1.ii to the financial statements, is found below.

Derivatives Instruments by Expiry Date (Million US$)	1Q24	2Q24	3Q24
Notional to be settled in each period	424	106	46
Strike Price (BRL/USD)*	5.10	5.11	5.25

* Weighted average rate

The Company may contract additional cash flow protection, as provided for in its Financial Risk Management Policy, always backed by future export revenues, as the probability of occurrence evolves and assuming a defined time horizon of up to 12 months. For cash flow hedge purposes, we point out that its objective is to protect the operating result and reduce volatility, not allowing, under any circumstances, the contracting of derivative financial instruments for speculative purposes.

14 Average Ptax 4Q23 R$4.96 vs. R$4.88 in 3Q23.

2 - Costs, Expenses, and Other Operating Results

Cost of Goods Sold (COGS)

COGS (Million R$)	4Q23	4Q22	Chg. % y/y	3Q23	Chg. % q/q	2023	2022	Chg. % y/y
Cost of Goods Sold	(11,234)	(12,330)	(8.9%)	(11,324)	(0.8%)	(44,782)	(45,672)	(2.0%)
COGS/kg	(8.95)	(9.79)	(8.6%)	(9.11)	(1.7%)	(9.23)	(9.61)	(4.0%)
Cost of Goods Sold (Managerial)	(10,953)	(12,225)	(10.4%)	(11,029)	(0.7%)	(44,561)	(45,370)	(1.8%)
COGS/kg (Managerial)	(8.73)	(9.71)	(10.1%)	(8.87)	(1.6%)	(9.18)	(9.55)	(3.9%)

In the quarterly comparison, we observed a 1.6% reduction in unit cost in the managerial view, in which we eliminated the effects of Turkey's hyperinflation, and 1.7% in the accounting view. This result is mainly influenced by the fall in grain consumption costs and the evolution of the BRF+ indicators, mitigated by the sales mix, including the higher cost of our seasonal commemorative operation and the exchange rate variation associated with the turnover of inventories sold in the international segment.


Depreciation and amortization
6.4%
Other costs
7.3%
Labor
11.9%
4Q23
74.4%
Raw material and supplies

In the year-on-year comparison, we can see a reduction of 10.1% in unit costs in the managerial view, and 8.6% in the accounting view, which can be explained mainly by the following:

i) the effect of lower grain prices in 2023 due to a larger harvest in Brazil. Due to the cycle of our chain, this reduction began to impact our results in 3Q23. In the fourth quarter, the 6-month moving average variation in the price of corn fell by 30.6% y/y and soybean meal by 13.4% y/y[15].

ii) the reduction in the price of oils used as raw materials in margarine, the most significant effect being soybean oil, which fell by 30.5%[16] y/y.

iii) the effects of our efficiency program, BRF+, which is mostly reflected in the results through cost reductions. During the year, the plan made consistent progress on practically all fronts, the most relevant and with the greatest impact on the result being the agricultural indicators of hatching, which rose 5.6 p.p. y/y, chicken feed conversion, which evolved 2.5% y/y and mortality, which evolved 2.0 p.p. y/y for chicken and 0.7 p.p. for pork. Also noteworthy is the industrial yield indicator, which rose by 5.0 p.p. y/y (5.6 p.p. y/y for chicken yields and 3.5 p.p. y/y for pork yields). The efficiency plan was responsible for capturing R$525.4 million in the quarter and R$2.2 billion in the year. Of this total, due to the cycle of our chain, approximately 90% has already passed through to the P&L. Details below:

BRF+ Captures	2023
BRF+ captures released	2,163
Impact on P&L	1,997
Impact on COGS	1,884

iv) the reduction in fuel prices compared to 4Q22 (ANP diesel -7.3%[17] y/y and VLSFO bunker -1.4%[18] y/y), impacting our freight costs in the domestic and international markets.

When analyzing the theoretical cost index ICP Embrapa[19], there is a reduction in the cost of production of chicken and porks during the year 2023, mainly explained by the reduction in the cost of "nutrition". This contributed to the recovery of producers' margins. It can be observed, however, that the profitability levels of chicken producers at the start of the series (2019) have not yet been reached[20].

15 Variation of the 6-month moving average of the price of corn and soybean meal over the reported period. Source: Bloomberg and Cepea/ESALQ.

16 Variation in the 6-month moving average of the price of soybean oil, 4Q23 vs. 4Q22. Source: Bloomberg and Cepea/ESALQ.

17 Source: ANP - Brazilian National Petroleum, Natural Gas and Biofuels Agency (average 4Q23 vs average 4Q22).

18 Quarterly average variation (4Q23 x 4Q22) in the price of the VLSFO bunker in Rotterdam, Fujairah, Houston, Singapura harbors.

19 Variation in Embrapa's cost of production index (ICP Chicken and ICP Pork), publicly available at www.embrapa.br.

20 Source: Bloomberg, CEPEA-Esalq, SECEX and IBGE. Price of whole chicken and pork carcass in relation to the cost of feed adjusted for the chicken and pork cycle.


Evolution of Embrapa Cost Index and Chicken Producers' Margin (Base 100)
100
157
93
Chicken Producers Margin
Embrapa's Chicken Cost Index


Evolution of Embrapa Cost Index and Swine Producers' Margin (Base 100)
100
161
108
Swine Producers' Margin
Embrapa's Swine Cost Index

Operational Expenses

Operating Expenses (Million R$)	4Q23	4Q22	Chg. % y/y	3Q23	Chg. % q/q	2023	2022	Chg. % y/y
Selling Expenses*	(2,077)	(2,059)	0.9%	(1,894)	9.7%	(7,487)	(7,080)	5.7%
% of the NOR	(14.4%)	(13.9%)	(0.5) p.p.	(13.7%)	(0.7) p.p.	(14.0%)	(13.2%)	(0.8) p.p.
General and Administrative Expenses	(260)	(127)	105.1%	(179)	45.4%	(758)	(645)	17.5%
% of the NOR	(1.8%)	(0.9%)	(0.9) p.p.	(1.3%)	(0.5) p.p.	(1.4%)	(1.2%)	(0.2) p.p.
Operating Expenses	(2,336)	(2,186)	6.9%	(2,072)	12.8%	(8,245)	(7,725)	6.7%
% of the NOR	(16.2%)	(14.8%)	(1.4) p.p.	(15.0%)	(1.2) p.p.	(15.4%)	(14.4%)	(1.0) p.p.

*Includes impairment loss on trade receivable of R$32.8 million (R$12.8 in 2022).


Depreciation and amortization
5.4%
Other sales expenses
7.9%
Marketing
10.9%
4Q23
Indirect and direct logistic expenses
43.4%
Administrative expenses
11.1%
21.2%
Salaries and employees benefits

The percentage of operating expenses over net revenue reached 16.2% in 4Q23 (+1.2 p.p. compared to the previous quarter), mainly influenced by higher expenses with our commemorative campaign impacting marketing and trade marketing, as well as higher freight costs as a reflection of the seasonal logistical effort to attend the higher sales volumes in the domestic market. In the managerial view, in which we exclude the effects of Turkey's hyperinflation, operating expenses varied by +0.9 p.p. q/q.

In the year-on-year comparison, we saw a variation of +0.9 p.p. and +0.8 p.p. in the accounting and managerial views, respectively, as a result of the payment of variable remuneration to salespeople (RVV) due to the achievement of established targets, the effect of annual salary adjustments and higher freight costs, mainly in Brazil.

For further details on this item, see note 28 to the financial statements.

Other Operating Results

Other Operating Results (Million R$)	4Q23	4Q22	Chg. % y/y	3Q23	Chg. % q/q	2023	2022	Chg. % y/y
Other Operating Results	71	(567)	(112.5%)	42	68.2%	251	(545)	(145.9%)
% of the NOR	0.5%	(3.8%)	4.3 p.p.	0.3%	0.2 p.p.	0.5%	(1.0%)	1.5 p.p.

This performance is mainly explained by the recovery of expenses, contingencies, and gains on the sale of assets, among other net effects. For further details on this item, see note 26 to the financial statements for the fiscal year ending December 31, 2023.

3 - Net Financial Result

Financial Results (Million R$)	4Q23	4Q22	Chg. % y/y	3Q23	Chg. % q/q	2023	2022	Chg. % y/y
Financial Income	430	280	53.8%	358	20.0%	1,203	1,083	11.0%
Interest on cash and cash equivalents and revenue from securities	158	107	48.3%	233	(31.9%)	637	435	46.4%
Interest and other financial revenues	272	173	57.2%	126	116.4%	565	648	(12.7%)
Financial Expenses	(912)	(889)	2.5%	(1,037)	(12.1%)	(4,136)	(3,586)	15.4%
Interests on loans and borrowings	(488)	(518)	(5.8%)	(533)	(8.5%)	(2,157)	(1,852)	16.5%
Interest on contingencies, leasing and actuarial liabilities	(109)	(24)	360.2%	(110)	(1.7%)	(468)	(359)	30.3%
Adjustment to present value	(198)	(271)	(26.8%)	(276)	(28.3%)	(1,001)	(976)	2.6%
Other financial expenses	(118)	(77)	52.3%	(117)	0.3%	(510)	(399)	27.8%
Exchange variation and derivative results, net	294	8	3817.7%	5	5885.1%	113	(166)	(168.1%)
Exchange rate variation on monetary assets and liabilities	78	(46)	(271.0%)	(201)	(139.0%)	161	474	(66.0%)
Exchange variation on derivatives	(79)	9	(948.4%)	128	(161.5%)	(312)	(554)	(43.7%)
Interest and fair value of derivatives	(17)	(21)	(21.1%)	(28)	(40.5%)	(285)	(484)	(41.2%)
Net monetary gains or losses	311	65	375.3%	106	193.4%	549	398	37.8%
Net Financial Results	(188)	(602)	(68.8%)	(674)	(72.1%)	(2,821)	(2,669)	5.7%
Exchange variation on monetary assets and liabilities and derivatives	(0)	(37)	(99.0%)	(73)	(99.5%)	(151)	(80)	88.4%

The main components of the net financial result have been grouped into the following categories:

Financial Revenues:

Financial revenues increased by R$150 million compared to 4Q22 and R$120 million compared to the previous year, mainly due to i) higher interest income on investments resulting from the higher cash position, especially after the capital contribution (follow-on) in July 2023, and ii) higher interest on taxes to be recovered and other revenues. On the other hand, we reported gains on the repurchase of bonds in 2023 of R$47 million (vs R$276 million in 2022).

Financial Expenses:

They derive from the effect of the following accounts:

- Interest on loans and financing: Reduction in interest expenses in 4Q23 vs. 4Q22 by R$30 million, reflecting the R$4.0 billion drop in gross debt in the comparison between the periods. This drop in gross debt was accentuated in the transition from 3Q23 to 4Q23 with the repurchase of Bonds totaling R$3.5 billion, and the amortization of the CRA of R$1.0 billion in December, contributing to a reduction in interest in 4Q23 of R$45 million compared to the previous quarter. In 2023, interest expenses increased by R$305 million as a result of the higher gross debt balance for much of the year, combined with the behavior of the interest rate (CDI 13.04% in 2023 vs. 12.38% in 2022).

- Adjustment to present value (AVP): The marginal reduction reflects the lower balance of suppliers and the fall in the accumulated CDI in the quarter compared to the same period last year. In the year, the increase in AVP is mainly attributable to the higher level of the CDI during the period. The AVP refers to the financial charge associated with the payment terms of customer and supplier accounts, with a corresponding entry in gross profit.

- Interest on contingencies and leases: Higher expenses in 4Q23 by -R$85 million and in 2023 by -R$109 million, mainly due to higher interest on leases and interest on tax and civil contingencies.

- Other financial expenses: Includes bank fees, expenses with assignment and credit insurance, taxes on financial income, and provision for discount of tax credits, among other effects. Higher financial expenses in 4Q23 of R$40 million, mainly due to higher taxes on financial income of R$34 million and higher interest on actuarial liabilities of R$6 million. In the comparison for the year, the increase in financial expenses of R$111 million was mainly due to (i) the Selic adjustment of the Leniency Agreement of R$38 million; (ii) higher taxes on financial income of R$23 million; (iii) the fair value of the restricted stock grant plan of R$16 million; among other effects.

Monetary and Exchange Variations and Results of Derivatives:

The Company has financial assets and liabilities denominated in foreign currencies, whose exchange rate variations affect the financial result. The Company contracts derivative financial instruments to hedge this net foreign exchange exposure, as per note 23.2.1 to the financial statements. In 4Q23, the exchange rate variations of monetary assets and liabilities were totally neutralized by the exchange rate variation of derivatives to hedge the balance sheet exchange rate exposure. The amount of interest and fair value of derivatives totaled -R$ 17 million. Finally, monetary gains of +R$311 million were recognized, mainly due to the impact of hyperinflation on operations in Turkey.

In 2023, the net effect of the exchange rate variation of monetary assets and liabilities and derivatives to hedge the exchange rate exposure on the balance sheet amounted to -R$151 million, and the interest and fair value of derivatives amounted to -R$285 million. Monetary gains related to Turkey's hyperinflation had a total impact of +R$ 561 million.

4 - Net Profit (Loss)

Net Income (Loss) (Million R$)	4Q23	4Q22	Chg. % y/y	3Q23	Chg. % q/q	2023	2022	Chg. % y/y
Consolidated Net / (Loss) Income - Continued Op.	754	(956)	(178.9%)	(262)	(387.5%)	(1,869)	(3,091)	(39.5%)
Net Margin (%) - Continued Op.	5.2%	(6.5%)	11.7 p.p.	(1.9%)	7.1 p.p.	(3.5%)	(5.7%)	2.3 p.p.
Consolidated Net / (Loss) Income - Total Consolidated	754	(956)	(178.9%)	(262)	(387.5%)	(1,869)	(3,142)	(40.5%)
Net Margin (%) - Total Consolidated	5.2%	(6.5%)	11.7 p.p.	(1.9%)	7.1 p.p.	(3.5%)	(5.8%)	2.4 p.p.

The Company posted a profit of R$754 million in 4Q23, explained mainly by i) the operating result, with emphasis on the recovery in the price of in natura chicken protein in Brazil and in international markets, the reduction in the costs of goods sold, as well as the seasonal effect of the commemorative campaign, and ii) the reduction in net financial expenses.

5 - Adjusted EBITDA

EBITDA (Million R$)	4Q23	4Q22	Chg. % y/y	3Q23	Chg. % q/q	2023	2022	Chg. % y/y
Consolidated Net Income - Continued Op.	754	(956)	(178.9%)	(262)	(387.5%)	(1,869)	(3,091)	(39.5%)
Income Tax and Social Contribution	(18)	41	(143.0%)	41	(143.2%)	(116)	286	(140.6%)
Net Financial	188	602	(68.8%)	674	(72.1%)	2,821	2,669	5.7%
Depreciation and Amortization	869	797	9.1%	791	9.9%	3,225	2,992	7.8%
EBITDA	1,794	484	270.7%	1,243	44.3%	4,061	2,855	42.2%
EBITDA Margin (%)	12.4%	3.3%	9.2 p.p.	9.0%	3.4 p.p.	7.6%	5.3%	2.3 p.p.
Impacts of Carne Fraca/Trapaça Operations	(1)	588	(100.2%)	0	(312.0%)	2	589	(99.6%)
Corporate Restructuring	-	11	n.m.	-	n.m	-	45	n.m.
Impairment	33	0	n.m.	0	n.m	33	0	n.m.
Forest Fair Value	(188)	(34)	454.8%	0	n.m	(188)	(34)	454.8%
Expenses with mergers and acquisitions	11	0	4273.0%	0	n.m	11	0	n.m.
Hedge Accounting - Debts	-	-	n.m.	-	n.m	549	445	23.3%
Effects of Hyperinflation	251	30	740.5%	(39)	(741.5%)	249	211	17.8%
Income from Associates and Joint Ventures	3	-	n.m.	(0)	(1041.7%)	3	(1)	(606.8%)
Adjusted EBITDA	1,903	1,080	76.3%	1,205	58.0%	4,721	4,111	14.8%
Adjusted EBITDA Margin (%)	13.2%	7.6%	5.6 p.p.	8.7%	4.5 p.p.	8.8%	7.7%	1.1 p.p.

6 - Cash Flow

Free Cash Flow (Million R$)	4Q23	4Q22	3Q23	2023	2022
Adjusted EBITDA	1,903	1,079	1,205	4,721	4,111
Working Capital	(196)	246	(452)	(440)	63
Δ Accounts Receivable	(733)	(251)	(691)	(881)	(429)
Δ Inventories	1,288	835	(288)	2,407	631
Δ Suppliers	(752)	(337)	526	(1,966)	(139)
Other variations	0	21	171	388	(650)
Cash Flow from Operating Activities	1,707	1,346	923	4,668	3,524
CAPEX with IFRS16	(741)	(893)	(753)	(3,160)	(3,720)
Cash Flow from Operations with Capex	967	453	170	1,509	(196)
M&A and Sale of Assets	(0)	46	217	351	(128)
Cash Flow from Investments	(741)	(847)	(536)	(2,808)	(3,848)
Cash - Financial Results	(136)	(294)	(215)	(1,266)	(1,223)
Interest Income	161	120	236	648	468
Interest Expenses	(461)	(341)	(641)	(2,283)	(1,738)
Cash Flow from Financing Activities - ex Currency Effects	(436)	(515)	(621)	(2,901)	(2,492)
Free Cash Flow ex-Currency Effects	530	(16)	(233)	(1,041)	(2,816)
Derivatives (cash)	(21)	122	(23)	(249)	(1,068)
Variation on Cash and Cash Equivalents	104	(173)	236	185	(111)
Cash Flow from Financing Activities	(353)	(566)	(408)	(2,965)	(3,672)
Free Cash Flow	613	(67)	(21)	(1,105)	(3,996)
New Debt Amortizations	(2,328)	(174)	(1,823)	(3,150)	(592)
Follow-on	0	0	5,328	5,328	5,285
Cash Variations	(1,714)	(240)	3,484	1,073	697

* The free cash flow statement above does not follow the same methodology as the accounting cash flow statement presented in the Financial Statements, see reconciliation on page 29 of this report.

Free Cash Flow

The performance of free cash flow showed a continuous evolution throughout the year, reflecting operational progress combined with reductions in Capex and financial expenses, totaling free cash flow generation of R$613 million in 4Q23, R$680 higher than 4Q22 and R$634 million higher than the previous quarter. In the year-on-year comparison, free cash flow for 2023 exceeded the previous year by +R$2,891 million. Below is a breakdown of the components of the free cash flow.


1,903
-196
-741
-436
530
84
613
Adjusted EBITDA 4Q23
Working Capital
Cash Flow from Investing Activities
Cash Flow from Financing Activities ex-FX effects
Free Cash Flow ex-FX effects
Derivatives and Cash FX Variation
Free Cash Flow 4Q23

Operating Cash Flow and Cash Conversion Cycle

In 4Q23, operating cash flow reached a cash generation of R$1,707 million, R$361 million more than in the same period of the previous year and R$784 million more than in 3Q23, reflecting the improvement in the company's operating result and a significant reduction in inventories, especially of finished products, which made a significant contribution to keeping the company's financial cycle at historic lows. The efficiency advances are also reflected in the 2023 operating cash flow,

which ended up +R$1,144 million higher than in 2022. During the year, the company also completed the structuring of FIDC II with funding of R$960 million, replacing the previous fund with assets of R$875 million (for more information see note 6 to the Financial Statements).

The Company's cash conversion cycle maintained the efficiency gains seen throughout 2023, ending 4Q23 at 5.8 days, down 3.3 days on the same period last year, mainly due to lower inventory turnover, which reached 75 days.

Investment Cash Flow

Cash flow from investments totaled R$741 million in 4Q23. In 2023, investment expenses totaled R$2,808 million, due to lower Capex expenses and the proceeds from the sale of non-core assets, as part of the company's demobilization plan.

Capex in the quarter totaled R$741 million and R$3.1 billion in 2023.

In the quarter, R$193 million was allocated for growth, efficiency, and support; R$334 million for biological assets and R$213 million for leasing and others, as shown in the table below:

CAPEX (Million R$)	4Q23	4Q22	Chg. % y/y	3Q23	Chg. % q/q	2023	2022	Chg. % y/y
Growth	(19)	(96)	(80.1%)	(24)	(20.0%)	(152)	(510)	(70.1%)
Efficieny	(48)	(67)	(28.9%)	(43)	12.4%	(209)	(330)	(36.6%)
Support	(127)	(168)	(24.8%)	(126)	0.8%	(594)	(752)	(20.9%)
Biological Assets	(334)	(334)	0.1%	(351)	(4.6%)	(1,388)	(1,331)	4.2%
Commercial Lease and Others	(213)	(228)	(6.7%)	(211)	0.9%	(816)	(797)	2.4%
Total	(741)	(893)	(17.1%)	(753)	(1.7%)	(3,160)	(3,720)	(15.1%)
Total M&A and sales of assets	(0)	46	(101.0%)	217	(100.2%)	351	(128)	(374.7%)
Total - CAPEX + M&A and sales of assets	(741)	(847)	(12.5%)	(536)	38.2%	(2,808)	(3,848)	(27.0%)

The main projects in 4Q23 include:

Growth:

- Mercato Sadia store in Parque da Cidade, São Paulo - SP;
- Investments to allow authorizations for new markets;
- Investments in the production chain to increase volume in Uberlândia - MG;
- Operational improvements to increase capacity on the breaded line at the Al Wafi Factory - Saudi Arabia.

Efficiency:

- Increased yield and productivity at the Campos Novos - SC, Capinzal - SC, Chapecó - SC, Lucas do Rio Verde - MT, Marau - RS, Toledo - PR and Uberlândia - MG units;
- Improved feed conversion, agricultural efficiency, and cost reduction in feed mills, with emphasis on the following units: Arroio do Meio - RS, Chapecó - SC, Nova Mutum - MT, Rio Verde - GO, Uberlândia - MG and Videira - SC;
- Advancing the digital journey with management tools associated with operational efficiency in logistics, sales, controllership and production processes;
- Process automation on the pizza line in Ponta Grossa - PR;
- Efficiency of energy resources at the Concórdia - SC, Paranaguá - PR, Ponta Grossa - PR, and Toledo - PR plants.

Support:

- Replacement of assets in production facilities, feed mills, and farms, in particular, investments in the following units: Dois Vizinhos - PR, Gaurama - RS, Guatambu - SC, İzmir - Turkey, Lajeado - RS, Lucas do Rio Verde - MT, Rio Verde - GO, Toledo - PR and Uberlândia - MG;
- Adaptation of units to standards and legislation, renewal of operating licenses, and mitigation of operational risks, in particular investments in the following units: Chapecó - SC, Concórdia - SC, Dois Vizinhos - PR, Lajeado - RS, Rio Verde - GO, Toledo - PR, Uberlândia - MG and Videira - SC;

- Renewal of licenses needed to maintain the Company's activities and update management and operational support resources related to Information Technology;
- Maintenance of forestry operations.

Financial Cash Flow

Net interest expenses and financial expenses with cash effect showed a reduction of R$78 million compared to 4Q22, mainly due to the higher liquidity position between periods. When incorporating the exchange rate effects of balance sheet hedging derivatives and Exchange Variation in Cash and Cash Equivalents, financial cash flow had a cash consumption of R$353 million in 4Q23 (38% lower than the same period last year).

In the year-on-year comparison, financial cash flow amounted to a cash consumption of -R$2,965 million, R$707 million lower than in the previous period, mainly due to the lower adjustment of derivatives to hedge the balance sheet exchange rate exposure in 2023 vs. 2022 by R$819 million, as a result of the strategy of optimizing foreign exchange exposures through liability management initiatives that contributed to the reduction of net indebtedness in dollars, thus reducing the need for intense use of derivatives to hedge foreign exchange risk. This improvement was partially offset by net interest payments of -R$365 million due to the schedule of interest payments on debts and the early amortization of bonds.

7- Indebtedness

Debt (Million R$)	In 12.31.2023			In 09.30.2023		In 12.31.2022	
	Current	Non-current	Total	Total	Δ %	Total	Δ %
Local Currency	(930)	(8,072)	(9,002)	(9,275)	(2.9%)	(10,968)	(17.9%)
Foreign Currency	(1,489)	(9,102)	(10,591)	(12,911)	(18.0%)	(12,675)	(16.4%)
Gross Debt	(2,420)	(17,174)	(19,593)	(22,185)	(11.7%)	(23,643)	(17.1%)
Cash Investments*							
Local Currency	5,504	89	5,592	6,806	(17.8%)	4,436	26.1%
Foreign Currency	4,223	304	4,526	5,027	(10.0%)	4,610	(1.8%)
Total Cash Investments	9,726	392	10,119	11,833	(14.5%)	9,045	11.9%
Net Debt	7,307	(16,781)	(9,475)	(10,352)	(8.5%)	(14,598)	(35.1%)

* The cash considered is composed of Cash and Cash Equivalents, Financial Investments, and Restricted Cash.


-878
(-8,5%)
10.352
-1.707
741
436
-348
9.475
Net Debt 3Q23
Operating Cash Flow
Investment Cash Flow
Financial Cash and Net Interest
Debt and Cash FX. Var., Debt Interest and Derivatives
Net Debt 4Q23

Funding for the quarter totaled R$597 million, concentrated in Rural Credit lines, and settlements totaled R$2.9 billion, mainly due to the repurchase and total early redemption of senior unsecured notes maturing in 2024 (bond 2024) in the aggregate principal amount of US$295,363,000 and the maturity of the Agribusiness Receivables Certificate (CRA) in

December/23 in the amount of R$1.0 billion, in addition to other medium and short-term bilateral debts, in accordance with the plan to use follow-on proceeds to reduce gross debt. The average term of debt ended 4Q23 at 7.9 years, an increase of 0.6 years compared to 3Q23.

Net debt totaled R$9,475 million in 4Q23, a reduction of R$878 million compared to 3Q23. The Company's net leverage, measured by the ratio between net debt and Adjusted EBITDA over the last twelve months, reached 2.01x in 4Q23 vs. 2.66x in 3Q23 (equivalent leverage in USD reached 2.05x in 4Q23 vs. 2.67x in 3Q23), the lowest level in the last 7 years.

We would like to point out that the S&P Global Ratings agency has raised BRF's credit rating on a global corporate scale from "BB-" to "BB" with a stable outlook.

In the normal course of business, the Company may consider, from time to time, the repurchase of any of its senior unsecured notes (bonds), debentures, or Agribusiness Receivables Certificates (CRA), subject to market conditions, as an alternative to reduce the cost of capital and better equalize the exchange rate indexation of the debt profile. Such repurchases can also take place through open market transactions. Under applicable laws, such transactions may be carried out at any time and the Company has no obligation to acquire any specific amount of the mentioned above securities.

The Company reiterates that it has no financial leverage covenants and reaffirms that it will continue to act in a disciplined manner in managing its capital structure, liquidity, and leverage.

Rating

Agency	Domestic	Global	Outlook
Standard & Poor´s	AA+(bra)	BB	Stable
Fitch Ratings	AA+(bra)	BB	Stable
Moody's Investors Service	-	Ba3	Stable



ESG Highlights

We consolidated significant progress with ESG at the heart of BRF's business strategy, with the following highlights:

Climate Change and Traceability

In 2023 we achieved a 26%[21] reduction in total absolute Scope 1 and 2 emissions compared to the base year (2019). The result is mainly the reflex of a strategy of prioritizing renewable sources with verified traceability.

By 2023, we achieved 100% traceability of direct grain suppliers and 77% of indirect suppliers in the Amazon and Cerrado biomes, which correspond to 62% of the volume purchased. Considering all biomes, we have achieved 99.9% traceability of direct suppliers and 79% of indirect suppliers.

Clean Energy

By 2030, we have a target of 50% of clean electricity (wind and solar) coming from self-production. In 2023, we began operating the wind farm in partnership with AES, which represented 14% of the company's electricity matrix in December/23. Together with investments already made in solar energy, we have contracted around 90% of the electricity demand of our operations in Brazil.

Animal welfare

For the second year in a row, we won Gold in the Mercy for Animals Corporate Initiatives Monitor, which analyzes the good practices of companies in animal welfare.

Governance

We remained in the 19th portfolio of the Corporate Sustainability Index (ISE) and the 13th portfolio of the Carbon Efficient Index (ICO2), both organized by B3. We advanced in all five dimensions of the ISE, especially in Business Model and Innovation.

Social

Last year, the BRF's Volunteer Program carried out mobilization actions in 100% of the municipalities where the company is present, generating a positive social impact. The Social Investment Committees led by the BRF Institute are responsible for conducting initiatives in the communities, with a focus on education, food safety, and reducing food waste.

21 Data in the process of being audited by a third party.

Annexes

Consolidated Income Statement

Statements of Income (Loss) (Million R$)	4Q23	4Q22	Chg. % y/y	3Q23	Chg. % q/q	2023	2022	Chg. % y/y
Net Operating Revenues	14,426	14,769	(2.3%)	13,806	4.5%	53,615	53,805	(0.4%)
Cost of Sales	(11,234)	(12,330)	(8.9%)	(11,324)	(0.8%)	(44,782)	(45,672)	(2.0%)
% of the NOR	(77.9%)	(83.5%)	5.6 p.p.	(82.0%)	4.2 p.p.	(83.5%)	(84.9%)	1.4 p.p.
Gross Profit	3,193	2,439	30.9%	2,482	28.6%	8,834	8,133	8.6%
% of the NOR	22.1%	16.5%	5.6 p.p.	18.0%	4.2 p.p.	16.5%	15.1%	1.4 p.p.
Gross Profit (Managerial)*	3,485	2,459	41.8%	2,377	46.7%	9,636	8,722	10.5%
% of the NOR (Managerial)*	24.1%	16.7%	7.4 p.p.	17.7%	6.4 p.p.	17.8%	16.1%	1.7 p.p.
Operating Expenses	(2,336)	(2,186)	6.9%	(2,072)	12.8%	(8,245)	(7,725)	6.7%
% of the NOR	(16.2%)	(14.8%)	(1.4) p.p.	(15.0%)	(1.2) p.p.	(15.4%)	(14.4%)	(1.0) p.p.
Operating Income	856	253	238.3%	410	108.9%	589	408	44.4%
% of the NOR	5.9%	1.7%	4.2 p.p.	3.0%	3.0 p.p.	1.1%	0.8%	0.3 p.p.
Other Operating Results	71	(567)	(112.5%)	42	68.2%	251	(545)	(145.9%)
Income from Associates and Joint Ventures	(3)	0	(716.9%)	0	(1041.7%)	(3)	1	(403.3%)
EBIT	924	(313)	(395.4%)	452	104.4%	836	(136)	(713.5%)
% of the NOR	6.4%	(2.1%)	8.5 p.p.	3.3%	3.1 p.p.	1.6%	(0.3%)	1.8 p.p.
Net Financial Expenses	(188)	(602)	(68.8%)	(674)	(72.1%)	(2,821)	(2,669)	5.7%
Income before Taxes	737	(915)	(180.5%)	(221)	(432.8%)	(1,985)	(2,805)	(29.2%)
% of the NOR	5.1%	(6.2%)	11.3 p.p.	(1.6%)	6.7 p.p.	(3.7%)	(5.2%)	1.5 p.p.
Income Tax and Social Contribution	18	(41)	(143.0%)	(41)	(143.2%)	116	(286)	(140.6%)
% of Income before Taxes	2.4%	4.5%	(2.1) p.p.	18.5%	(16.1) p.p.	(5.8%)	10.2%	(16.0) p.p.
Net Income (Loss) - Continued Op.	754	(956)	(178.9%)	(262)	(387.5%)	(1,869)	(3,091)	(39.5%)
% of the NOR	5.2%	(6.5%)	11.7 p.p.	(1.9%)	7.1 p.p.	(3.5%)	(5.7%)	2.3 p.p.
Net Income (Loss) - Total Consolidated	754	(956)	(178.9%)	(262)	(387.5%)	(1,869)	(3,142)	(40.5%)
% of the NOR	5.2%	(6.5%)	11.7 p.p.	(1.9%)	7.1 p.p.	(3.5%)	(5.8%)	2.4 p.p.
EBITDA	1,794	484	270.7%	1,243	44.3%	4,061	2,855	42.2%
% of the NOR	12.4%	3.3%	9.2 p.p.	9.0%	3.4 p.p.	7.6%	5.3%	2.3 p.p.
Adjusted EBITDA	1,903	1,079	76.3%	1,205	58.0%	4,721	4,111	14.8%
% of the NOR	13.2%	7.3%	5.9 p.p.	8.7%	4.5 p.p.	8.8%	7.6%	1.2 p.p.

*Managerial view - eliminating the accounting effects of hyperinflation in Turkey in all periods, the debt designated as hedge accounting in 2Q23 and 2Q22, and the leniency agreement in 4Q22.

Consolidated Balance Sheet

Statements of Financial Position - Assets (Million R$)	31.12.23	30.09.23	31.12.22
Current Assets			
Cash and cash equivalents	9,265	10,965	8,131
Marketable securities	448	445	418
Trade receivables	4,766	4,126	4,188
Notes receivable	65	72	27
Inventories	6,629	8,035	8,661
Biological assets	2,702	2,681	3,152
Recoverable taxes	1,518	1,538	1,403
Derivative financial instruments	109	143	121
Prepaid expenses	166	271	110
Advances	123	150	187
Assets held for sale	7	6	22
Other current assets	156	103	85
Total Current Assets	25,954	28,535	26,504
Non-Current Assets			
Long-term assets	10,471	9,725	10,524
Marketable securities	320	339	406
Trade and other receivables	6	6	5
Notes receivable	2	2	11
Recoverable taxes	5,001	4,763	5,172
Deferred income taxes	2,113	2,092	2,566
Judicial deposits	416	428	451
Biological assets	1,858	1,640	1,649
Derivative financial instruments	530	227	10
Restricted cash	72	70	90
Other non-current assets	153	157	163
Investments	98	100	101
Property, Plant and Equipment	14,609	14,631	14,291
Intangible	6,140	6,262	6,435
Total Non-Current Assets	31,318	30,719	31,350
Total Assets	57,272	59,254	57,854

Consolidated Balance Sheet

Balance Sheet - R$ Million	31.12.23	30.09.23	31.12.22
Current Liabilities			
Loans and borrowings	2,452	4,676	3,880
Trade accounts payable	12,592	13,244	14,129
Lease liability	944	887	677
Payroll, related charges and employee profit sharing	984	981	721
Taxes payable	585	517	523
Derivative financial instruments	77	223	82
Provision for tax, civil and labor risks	720	719	867
Employee benefits	86	63	64
Customer advances	290	314	76
Other current liabilities	659	570	1,279
Total Current Liabilities	**19,390**	**22,194**	**22,298**
Non-Current Liabilities			
Loans and borrowings	17,644	17,653	19,637
Trade accounts payable	0	6	7
Lease liability	2,778	2,680	2,368
Taxes payable	91	93	98
Provision for tax, civil and labor risks	483	504	548
Deferred income taxes	60	48	111
Employee benefits	454	437	457
Derivative financial instruments	60	3	175
Other non-current liabilities	668	704	332
Other non-current liabilities	**22,238**	**22,129**	**23,734**
Total Liabilities	**41,628**	**44,323**	**46,032**
Equity			
Capital	13,349	13,363	12,836
Capital reserves	2,763	7,138	2,338
Other equity transactions	(70)	(75)	(78)
Accumulated losses	0	(5,143)	(2,363)
Treasury shares	(96)	(96)	(110)
Other comprehensive loss	(1,023)	(1,066)	(1,354)
Attributable to controlling shareholders	14,923	14,122	11,270
Non-controlling interests	720	809	553
Total Equity	**15,644**	**14,931**	**11,823**
Total Liabilities and Equity	**57,272**	**59,254**	**57,854**

Consolidated Statement of Cash Flows

Statements of Cash Flows (R$ Millions)	4Q23	4Q22	2023	2022
Income (loss) from continuing operations	754	(956)	(1,869)	(3,091)
Adjustments to reconcile net income to cash generated	876	2,034	5,853	6,774
Changes in balance sheet balances	1,630	1,078	(1,555)	(1,095)
Trade accounts receivable	(643)	(112)	(607)	(145)
Inventories	1,391	1,068	1,962	713
Biological assets - current	(60)	(180)	385	(297)
Trade accounts payable	(1,062)	(776)	(3,295)	(1,367)
Cash generated by operating activities	1,255	1,078	2,429	2,588
Interest received	152	59	456	282
Other operating assets and liabilities	256	144	1,054	(993)
Net cash provided by operating activities	1,664	1,281	3,939	1,876
Additions to property, plant and equipment	(163)	(313)	(792)	(1,453)
Additions to biological assets - non-current	(358)	(365)	(1,457)	(1,388)
Proceeds from disposals of property, plant, equipments and investment	4	46	168	63
Additions to intangible assets	(23)	(45)	(168)	(229)
Other assets and liabilities from investing activities	5	(46)	135	(252)
Net cash used in investing activities	(535)	(722)	(2,114)	(3,259)
Proceeds from debt issuance	597	668	3,836	3,393
Repayment of debt	(2,882)	(842)	(6,890)	(3,984)
Payment of interest	(317)	(232)	(1,680)	(1,518)
Payment of interest derivatives - fair value hedge	(187)	(109)	(699)	(253)
Capital increase through issuance of shares	(14)	(1)	5,313	5,275
Acquisition of non-controlling interests	0	(7)	0	(7)
Payment of lease liabilities	(196)	(170)	(742)	(650)
Net cash provided by (used in) financing activities	(3,000)	(693)	(862)	2,256
Effect of exchange rate variation on cash and cash equivalents	171	(71)	170	(271)
Net increase (decrease) in cash and cash equivalents	(1,700)	(205)	1,134	602

The table below shows the reconciliation between the accounting cash flow view and the managerial free cash flow (page 21 of this report).

Reconciliation of Consolidated Cash Flow vs. Managerial Cash Flow	Variation of accounting cash	APV e Derivatives	Commercial leasing	Interest Income, Cash Exchange Variation and Others	(+) Funding and Amortization	Withdrawals and Applications	Managerial cash variation[1]	(-) Funding and Amortization	Free Cash Flow
Cash Flow from Operanting Activities	1,664	93	-	(42)	-	(8)	1,707	-	1,707
Cash Flow from Investments	(535)	-	(196)	-	-	(9)	(741)	-	(741)
Cash Flow from Financing Activities	(3,000)	(93)	196	216	2,328	-	(353)	(2,328)	(2,681)
Exchange variation on cash and cash equivalents	171	-	-	(171)	-	-	-	-	-
Total	(1,700)	-	-	3	2,328	(18)	613	(2,328)	(1,714)

[1]The variations in Cash Accounting and Managerial Cash have different methodologies for determining the group of accounts that make up cash: Cash Accounting variation considers the variation in the Cash and Cash Equivalents account, while Managerial Cash variation considers the variation in the accounts of Cash and Cash Equivalents, Financial Investments, and Restricted Cash.